EXHIBIT 99.6 – Banco Santander S.A. Deferred and Conditional Variable Remuneration Plan (Cycle VIII)

The eighth cycle of the Deferred and Conditional Variable Remuneration Plan is a remuneration system that includes the delivery of shares of Banco Santander, S.A. (the “Bank” or “Banco Santander”) or of rights thereon, and has been approved by the board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The eighth cycle of the Deferred and Conditional Variable Remuneration Plan has been implemented with respect to the variable remuneration or award (hereinafter, “Award B”) has been approved by the board of directors, or by the appropriate body in each case, for financial year 2018 for categories of staff whose professional activities have a material impact on the risk profile of the institution or its Group (all of them together, the “Identified Staff” or “Material Risk Takers” and identified under section 32.1 of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, and the regulations in implementation thereof), or other persons included in this group under regulatory or corporate standards in a specific country, and who are not beneficiaries of the plan to which item Twelve A approved at the Bank´s Annual General Meeting held on March 23, 2018 refers.

The number of members of the Identified Staff affected by this plan cycle comes to approximately 1,150 persons, though this plan cycle does not affect those whose Award is not paid, either in whole or in part, in shares or similar instruments of Banco Santander, but rather in shares or similar instruments of subsidiaries of Banco Santander. Taking into account possible changes in the workforce, the number of beneficiaries of this plan cycle may change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Group) in or exclusions from the members of the Identified Staff that are beneficiaries of this plan, without at any time changing the authorized maximum total number of shares to be delivered.

The purpose of this eighth cycle of the Deferred and Conditional Variable Remuneration Plan is to defer a portion of Award B for a period of three years (or five years in the case of beneficiaries with incentive levels comparable to those of certain categories of Award A) for its payment, if applicable, in cash and in Banco Santander shares (subject to the non- occurrence of certain circumstances), also paying the other portion of such variable remuneration in cash and in Banco Santander shares at the outset, all in accordance with the rules set forth below.

II.	Operation

Award B of the beneficiaries for financial year 2018 are paid according to the following percentages, depending on the time of payment and the remuneration level of the beneficiary (the “Immediate Payment Percentage”, to identify the portion for which payment is not deferred, and the “Deferred Percentage”, to identify the portion for which payment is deferred):

	Immediate Payment Percentage	Deferred Percentage (*)	Deferral Period (*)
Beneficiaries of Award B whose total target variable remuneration(**) is ≥ €2.7 mill. (***)	40%	60%	5 years
Beneficiaries of Award B whose total target variable remuneration(**) is ≥ €1.7 mill. (< €2.7 mill.). (***)	50%	50%	5 years
Other beneficiaries of Award B. (***)	60%	40%	3 years
(*)	In certain countries, the deferred percentage or the deferral period may be different to comply with applicable local regulations or with the requirements of the competent authority in each case.

(**)	Benchmark variable remuneration for standard compliance (100% of objectives).

(***)	The average closing exchange rates for the fifteen trading days prior to Friday, exclusive, for the week prior to the date on which the board of directors approved the variable remuneration of the executive directors of the Bank for financial year 2017 (30 January 2018), shall be used to assign a beneficiary to the corresponding category for variable remuneration not denominated in euros.

Taking into account the foregoing, the Award B for financial year 2018 is paid as follows:

(i)	Each beneficiary will receive the Immediate Payment Percentage of Award B in 2019, in halves and net of taxes (or withholdings), in cash and in Banco Santander shares (the “Initial Date”, meaning the specific date on which said percentage of Award B is paid).

(ii)	Payment of the Deferred Percentage of Award B is deferred over a period of 3 or 5 years (the “Deferral Period”) and is paid in thirds or fifths, as applicable, within thirty days of the anniversaries of the Initial Date in 2020, 2021, 2022 and, if applicable, 2023 and 2024 (the “Anniversaries”), provided that the conditions described below are met.

(iii)	The deferred portion is paid in thirds or fifths (each one, an “Annual Payment”), which will determine the maximum amount to be paid, if applicable, on each one of the Anniversaries.

(iv)	Each one of the payments that are applicable on the Anniversaries are paid 50% in cash and the other 50% in Santander shares, after applying any withholding or interim payments applicable at any time. The beneficiaries receiving Santander shares pursuant to paragraphs (i) to (iv) above may not hedge them, either before or after their delivery, directly or indirectly. They may likewise not transfer them for one year as from each delivery of shares.

(v)	On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the beneficiary may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash. This provision is also applicable to the seventh cycle of the Deferred and Conditional Variable Remuneration Plan that was approved by the shareholders at the ordinary general meeting of 7 April 2017 under item Eleven B of the agenda.

In addition to continuity of the beneficiary within the Santander Group,1 the accrual of all Annual Payments is subject to none of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter

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1 When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of of the Group’s remuneration policy having occurred during the period before each of the deliveries. Likewise, amounts of Award B already paid shall be subject to possible clawback by the Bank in the instances and for the period described in said policy, all upon the terms and conditions set forth therein.

The application of malus and clawback provisions is activated in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, and which must take into account at least the following factors:

(i)	Significant failures in risk management committed by the entity or by a business or risk control unit.

(ii)	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

(iii)	Regulatory sanctions or court sentences for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

(iv)	Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibilities of the persons or bodies making such decision shall be especially considered.

The individual policies of each country may also include any other standard required by legal provisions or by local regulators.

If the foregoing requirements are met on each Anniversary, the beneficiaries shall receive the cash and shares, in thirds or fifths, as applicable, within thirty days of the first, second, third and, if applicable, fourth and fifth Anniversary.

III.	Maximum Number of Shares to Be Delivered

The final number of shares delivered to each beneficiary, including both those for immediate payment and those for deferred payment, shall be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings), and (ii) the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifteen trading sessions prior to the Friday (exclusive) of the previous week to the date on which the board of directors approves Award A for the executive directors of the Bank for financial year 2018 (hereinafter, the “2019 Listing Price”).

Taking into account that the board of directors has estimated that the maximum amount of Award B to be delivered in shares to the beneficiaries of the eighth cycle of the Deferred and Conditional Variable Remuneration Plan comes to 153 million euros (the “Maximum Amount of Award B Distributable in Shares” or “MAABDS”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Award B in Shares” or “LABS”) will be determined, after deducting any applicable taxes (or withholdings), by applying the following formula:

IV.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered are modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume are used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made are met.

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senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the cash amounts that have been deferred, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.